Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

June 19, 2013

Dear FIRST NAME,

We wanted to let you know that today, Doug Parker, Chairman and Chief Executive Officer of US Airways, and Gary F. Kennedy, Senior Vice President, General Counsel and Chief Compliance Officer of American Airlines, Inc., will testify before the Senate Subcommittee on Aviation, Operations, Safety, and Security on why the new American Airlines will be a stronger, more competitive airline that will provide significant benefits to customers, employees, financial stakeholders and communities of both airlines. In their prepared testimony, Mr. Parker and Mr. Kennedy discuss how the new American Airlines will offer consumers robust choices – and operate in an industry that will continue to be highly competitive.

In their testimony, Mr. Parker and Mr. Kennedy explain that the merger will join two highly complementary networks across the globe, filling critical competitive service gaps for each airline, and creating a better and more competitive alternative for consumers. With its significantly expanded network and a sound financial footing, the new American will challenge competitors and offer more and better travel choices, including service to 336 destinations in 56 countries, enabling it to meet consumers’ demand to reach a broad range of destinations, whenever they want, on one airline system.

As described in their testimony, the number of passengers benefitting from the existing combination of service will grow as communities receive new online connecting service. Domestically, American currently serves 48 cities not served by US Airways and US Airways serves 64 cities not served by American. Once combined, the new American Airlines will operate over 1,500 aircraft, employ more than 100,000 employees and offer more than 6,700 flights around the world, with a superior combined network that will create over 1,300 new connecting routes. Mr. Parker explains the customer benefits inherent in the combination:

“A broader airline network is better for passengers because it gives them more choices, a wider variety of services, and more competition on more routes. The network is able to provide these choices and services because it aggregates demand that independently cannot support profitable service, but collectively can do so. Adding more origins and destinations to hubs has an exponential effect on the number of possible routings served by a network, the number of passengers that can be served, and the ways that they can be served.”

In their testimony, Mr. Parker and Mr. Kennedy note that communities will benefit from the new American’s enhanced small-city service. For example, this merger will improve service between Madison, Wisconsin and Columbia, South Carolina and between Rochester, Minnesota and Burlington, Vermont. Notably, almost all of the 64 cities currently served by US Airways and not served by American are small- and medium-sized communities. Mr. Parker emphasizes the new American’s commitment to small city service:

“We will remain committed to extensive service to small- and medium-sized communities throughout our merged network and, where appropriate, we expect to increase such service and add destinations. The new American Airlines will therefore give passengers in small- and medium-sized communities better connecting options, and service to more places than ever before at more convenient times.”

Mr. Parker and Mr. Kennedy reinforce the unprecedented level of labor support for the merger, reflecting the confidence that we and our employees have in our ability to deliver on the promise that this combination offers. Mr. Kennedy notes:

“The universal enthusiasm among our work groups for this merger will be a powerful driving force behind the new American for years to come.”

The prepared testimony for both Mr. Parker and Mr. Kennedy are available on the joint website: www.newAmericanarriving.com. As always, we are committed to keeping you informed throughout this process as we work to create the new American Airlines.

American Airlines	US Airways
4333 Amon Carter Boulevard | Fort Worth, TX 76155	111 W. Rio Salado Parkway | Tempe, AZ 85281

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Unsubscribe | Update Your Info | View Email in Browser